Exhibit (a)(14)

ADDENDUM FOR EMPLOYEES IN THE UNITED KINGDOM

CONDITION FOR GRANT OF NEW OPTION

               As a condition to the grant of the New Option, you will be required to pay the employer’s National Insurance Contributions due with respect to the New Option and to enter into a joint election to be submitted to Inland Revenue pursuant to which you will agree to pay such contribution as described below.

MATERIAL TAX CONSEQUENCES

               The following is a general summary of the United Kingdom income tax consequences under current law of participating in the Offer for those individuals who are tax residents of the United Kingdom. The summary is only intended to alert you to some of the material tax consequences you may want to consider in making your decision about the Offer. It does not discuss all of the tax consequences that may be relevant to you in your particular circumstances nor is it intended to apply to all option holders. It particularly does not apply to you if you are subject to the income tax laws of a country other than the United Kingdom. In addition, you should note that tax laws change frequently, occasionally on a retroactive basis. You should consult with your tax advisor as to the tax consequences of your particular participation in the Offer.

Option Exchange. We do not believe that you will be subject to tax as a result of the exchange of any option for a New Option.

Grant of New Option. You will not be subject to tax when the New Option is granted to you.

Exercise of New Option. When you exercise the New Option, you will recognize taxable income (taxed at your marginal tax rates) in an amount equal to the difference between the fair market value of the shares on the date of exercise and the exercise price. You will be subject to all tax withholding and reporting requirements applicable to the exercise of the option.

Payment by Employee of Employer NIC. Both employers and employees are required to pay national insurance contributions (“NIC”) on the difference between the fair market value of the acquired shares on the date of option exercise and the exercise price paid for such shares. Recent legislation allows an employer to transfer the employer’s NIC liability to the employee in connection with the exercise, assignment, release or cancellation of options. As a condition to the grant of the New Option, you will be required to pay the employer’s NIC due with respect to the New Option and to enter into a joint election to be submitted to Inland Revenue pursuant to which you will agree to pay both the employer’s and your NIC liability. You will be entitled to deduct such NIC payments in calculating the amount subject to income tax upon exercise of the New Option.

(a)(14)-1

Sale of Shares. When you sell your shares, you will recognize capital gain on the difference between the sale price and the fair market value of the shares at the date of exercise. Any capital gain tax you owe is subject to an annual personal exemption and to taper relief based on the holding period of the shares. For the 2003/2004 tax year, the capital gains exemption amount is £7,900.

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